Exhibit 4.25

CONVERTIBLE PROMISSORY NOTE

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO EPICEDGE, INC. THAT SUCH REGISTRATION IS NOT REQUIRED.

CONVERTIBLE PROMISSORY NOTE

$	Houston, Texas

July , 2000

                FOR VALUE RECEIVED, EpicEdge, Inc., a Texas corporation (the “Company”), promises to pay to the order of                                                        (“Holder”), the principal sum of                                  ($            ), and to pay interest on the outstanding principal balance of this Convertible Promissory Note (this “Note”) in accordance with Section 2 of this Note.  This Note is delivered in connection with that certain Convertible Bridge Loan Agreement of even date herewith (the “Loan Agreement”) between the Company, the Holder and certain other parties named therein.

1.                             Maturity.  To the extent not previously converted in accordance with the Loan Agreement, the Company shall repay the outstanding principal balance of this Note and interest accrued thereon in full on December 29, 2000 (the “Maturity Date”).  All payments received shall be applied first against costs of collection (if any), then against accrued and unpaid interest on this Note, then against the outstanding principal balance of this Note.

2.                             Interest.  Interest shall begin to accrue on the outstanding principal balance of this Note commencing on the date hereof and continuing until repayment of this Note in full at the rate of nine and one-half percent (9.5%) per annum calculated on the basis of a 360 day year and actual days elapsed.  However, upon the occurrence of a Default (as defined herein) the interest on the outstanding principal balance of this Note will accrue from the date of such Default until such time as such Default is cured in a manner that is acceptable to the Holder at a rate per annum equal to three percent (3%) plus the interest rate then in effect.

3.                             Prepayment; Acceleration.  The outstanding principal balance and all accrued interest payable to Holder hereunder may not be prepaid without the consent of Holder in its sole and absolute discretion; provided, however, that, if Holder elects not to participate in a Qualified Financing (as defined in the Loan Agreement) pursuant to Section 4.1 of the Loan Agreement, the Company shall have the right to prepay the outstanding principal balance of this Note, plus accrued interest to date thereon, concurrently with, or at any time after, the closing of such Qualified Financing.  All prepayments so permitted shall be applied in the order provided in Section 1.  The outstanding principal balance of this Note is subject to acceleration as set forth in Section 9 of the Loan Agreement.  Following any such acceleration, Holder may pursue any and all legal or equitable remedies that are available to it.

4.                             Conversion.  This Note shall be convertible into certain securities of the Company in accordance with Section 4 of the Loan Agreement.

5.                             Default.  The Company will be deemed to be in default (“Default”) hereunder upon the occurrence of any “default” described in Section 9 of the Loan Agreement, and Holder shall have all rights and remedies available to it upon any such Default as described therein or in this Note.

6.                             Miscellaneous.

(a)                                           The Company hereby waives presentment, demand, protest, notice of dishonor, diligence and all other notices, any release or discharge arising from any extension of time, discharge of a prior party, or other cause of release or discharge other than actual payment in full hereof.

(b)                                           Holder shall not be deemed, by any act or omission, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Holder and then only to the extent specifically set forth in such writing.  A waiver with reference to one event shall not be construed as continuing or as a bar to or waiver of any right or remedy as to a subsequent event.  No delay or omission of Holder to exercise any right, whether before or after a Default hereunder, hereof.  Upon any Default hereunder, Holder may exercise all rights and remedies provided for herein or in the shall impair any such right or shall be construed to be a waiver of any right or Default, and the acceptance at any time by Holder of any past–due amount shall not be deemed to be a waiver of the right to require prompt payment when due of any other amounts then or thereafter due and payable.

(c)                                           Time is of the essence Loan Agreement and by law or equity, including, but not limited to, the right to immediate payment in full of this Note.

(d)                                           The remedies of Holder as provided herein or in the Loan Agreement, or any one or more of them, in law or at equity, shall be cumulative and concurrent, and may be pursued singularly, successively or together at Holder’s sole discretion, and may be exercised as often as occasion therefor shall occur.

(e)                                           It is expressly agreed that if this Note is referred to any attorney or if suit is brought to collect or interpret this Note or any part hereof or to enforce or protect any rights conferred upon Holder by this Note or any other document evidencing or securing this Note, then the Company covenants and agrees to pay all reasonable costs, including attorneys’ fees, incurred by Holder in connection therewith.

(f)                                            If any provisions of this Note would require the Company to pay interest hereon at a rate exceeding the highest rate allowed by applicable law, the Company shall instead pay interest under this Note at the highest rate permitted by applicable law.

(g)                                           This Note shall be governed by and construed in accordance with the laws of the State of Illinois without giving effect to any choice or conflict of law provision or law that would cause the application of the laws of any other jurisdiction other than the State of Illinois.

IN WITNESS WHEREOF, the Company has executed this Convertible Promissory Note as of the date first above written.

EPICEDGE, INC.
(a Texas corporation)

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